

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

<u>Via E-mail</u>
Aaron Levie
Chief Executive Officer
Box, Inc.
4440 El Camino Real
Los Altos, CA 94022

> **Re:** **Box, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2014**
> **File No. 333-194767**

Dear Mr. Levie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business</u>

<u>Competition, page 101</u>

1. Please revise to provide a description of the "Enterprise Content Collaboration market" and describe the services and types of software products or solutions provided by your major competitors in this market. We note you identify three established vendors as competitors for Enterprise Content Collaboration on page 101. Please explain how you selected these vendors to be disclosed and whether any additional Enterprise Content Collaboration competitors are significant.

Legal Proceedings, page 103

2.   Either include descriptive information responsive to Item 103 of Regulation S-K with respect to the court proceedings instituted by OpenText based on patent infringement allegations or provide us with your detailed analysis supporting any conclusion that the action and the relief sought by the plaintiff are not required to be disclosed. Additionally, explain why the uncertainty regarding the outcome of the disputed matters and the potential adverse consequences to your company of the litigation are not specifically addressed in the Risk Factors section. Further, in your revised prospectus and/or your analysis, please describe the nature of how OpenText's products compete with your products in dispute.

Notes to Consolidated Financial Statements

Note 7: Commitment and Contingencies

Legal Matters, page F-24

3. We note that OpenText Corporation issued a press release on March 31, 2014 indicating that they are seeking damages exceeding $268 million from Box Inc. related to a patent infringement lawsuit filed against the Company on June 5, 2013. Please tell us how your disclosures complied with ASC 450-20-50 considering that this matter was not disclosed in your financial statements. Please note that if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati